Form RW

January 19, 2011

VIA EDGAR

Jay Mumford
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:  Infinity I-China Acquisition Corporation
Request to Withdraw Registration Statement on Form S-1
(File Number 333-149554)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Infinity I-China Acquisition Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced Registration Statement, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Registrant confirms that the Registration Statement has not been declared effective, no securities has been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Adam Mimeles, Esq. at (212) 370-1300.

Sincerely,

INFINITY I-CHINA ACQUISITION CORPORATION

By:
/s/  Avishai Silvershatz
Avishai Silvershatz
Co-Chief Executive Officer, Co-President and Co-Chairman

cc: Adam Mimeles, Esq.